Form 10-K, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-02
CIK 1010744

COMMON STOCK INFORMATION

The shares of Common Stock of Saks Holdings, Inc. are listed on the New York Stock Exchange with the symbol SKS.

QUARTERLY PER SHARE MARKET PRICES

                                                   Market Price of Common Stock
                                                  ------------------------------
                                                  High         Low        Close
--------------------------------------------------------------------------------

Second Quarter                                    35 1/4       25 1/4     33 1/4

Third Quarter                                     41 1/4       32 1/4     34

Fourth Quarter                                    37 1/4       25 1/2     28 1/2
--------------------------------------------------------------------------------

                                       46