Form 10-K, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-02
CIK 1010744

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Overview

Since fiscal 1994, the Company has been developing and implementing comprehensive and integrated merchandising, service and marketing strategies to position its core retail business for future growth. It has also implemented growth strategies to leverage and extend the Saks franchise.

The Company's strategies resulted in significant improvements in Saks' financial performance. From fiscal 1994 to fiscal 1996, Saks' net sales increased by $527 million, or 37%, to $1,945 million from $1,418 million. Operating income, excluding management fees, increased by $42 million, or 62%, to $110 million in fiscal 1996 from $68 million in fiscal 1994. The improvement in operating income demonstrates the productivity and leverage of fixed costs when sales growth is accelerated. Our financial momentum is evidenced in our comparable sales performance, which is set forth in the table, above right.

                          CHANGE IN COMPARABLE SALES*

                           Fiscal          Fiscal            Fiscal
                            1996            1995              1994
-------------------   ----------------------------------------------------------
First Quarter               13.3%           10.2%              4.1%
Second Quarter              11.3            11.3               5.3
Third Quarter                9.2             9.9               5.9
Fourth Quarter               8.3            11.0               6.6
Annual                      10.3            10.6               5.6
-------------------   ----------------------------------------------------------

*Comparable sales exclude the impact of the 53rd week in fiscal 1995, and in fiscal 1996 comparable sales are adjusted for the calendar shift following the 53rd week in fiscal 1995.

In fiscal 1996, the Company concluded its first year as a public company following the completion of an initial public offering in May 1996 which generated net proceeds of $418 million. This offering, together with the establishment of a new credit facility and the issuance of $276 million of Convertible Subordinated Notes enabled the Company to reduce its overall indebtedness by $275 million and decrease the effective annual interest rate on its year-end indebtedness to 7.6% from 8.8%.

Saks' net sales are generated through multiple retail formats: At February 1, 1997 the Company operates 50 Full-Line, Resort and Main Street stores, 33 OFF 5TH stores, and its Folio catalog operation. The following table provides net sales and percent of total sales information for these formats.

                                              Fiscal 1996                  Fiscal 1995             Fiscal 1994
                                           ----------------             ----------------        ----------------
(Dollars in millions)                      Dollars  Percent             Dollars  Percent        Dollars  Percent
--------------------------------------------------------------------------------------------------------------------
Full-Line, Resort and Main Street stores  $1,665.7   806%              $1,504.5     89%        $1,302.7      92%
OFF 5TH stores                               200.1    10                  108.0      6             57.2       4
Folio catalog                                 79.1     4                   74.3      5             58.3       4
--------------------------------------------------------------------------------------------------------------------
Total                                     $1,944.9   100%              $1,686.8    100%        $1,418.2     100%
====================================================================================================================

RESULTS OF OPERATIONS

Results of operations as a percent of total net sales for the past three years were as follows:

                                                                       Fiscal       Fiscal        Fiscal
                                                                       1996(1)      1995(1)       1994(1)
-------------------------------------------------------------------------------------------------------------
Net sales                                                              100.0%       100.0%        100.0%
Cost of sales, including buying and occupancy                          (69.3)       (69.3)        (69.1)
-------------------------------------------------------------------------------------------------------------
  Gross margin                                                          30.7         30.7          30.9
Selling, general and administrative expenses                           (25.0)       (26.0)        (26.1)
Management fees                                                         (0.1)        (0.4)         (0.1)
Impairment and special charges                                             -         (2.2)            -
-------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                5.6          2.1           4.7
Interest, net                                                           (3.7)        (5.6)         (5.4)
-------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes and extraordinary charge             1.9         (3.5)         (0.7)
Income taxes                                                                -           -             -
-------------------------------------------------------------------------------------------------------------
  Income (loss) before extraordinary charge                              1.9         (3.5)         (0.7)
Extraordinary charge-loss on early extinguishment of debt               (0.7)        (0.3)            -
-------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                      1.2%        (3.8)%        (0.7)%
=============================================================================================================

(1) Fiscal 1995 consisted of 53 weeks. Fiscal 1996 and fiscal 1994 each consisted of 52 weeks.

Fiscal 1996 Compared to Fiscal 1995

NET SALES

Net sales for fiscal 1996 were $1,944.9 million, an increase of $258.1 million, or 15.3%, over net sales of $1,686.8 million for fiscal 1995. Fiscal 1995 included 53 weeks; therefore annual sales comparisons are not comparable. Fiscal 1995 net sales comparisons are presented on a 52-week basis for comparability. The increase in total net sales was 16.7% and comparable sales increased 10.3%. All of Saks' geographic regions experienced increased net sales. Full-Line, Resort and Main Street store net sales were $1,665.7 million in fiscal 1996, an increase of $161.2 million, or 10.7%, from fiscal 1995. Comparable sales of Full-Line, Resort and Main Street stores increased 10.5%. OFF 5TH store net sales for fiscal 1996 were $200.1 million, an increase of $92.1 million, or 85.3%, from fiscal 1995. This increase is a result of the 16 new stores opened in fiscal 1996 as well as the 11 new stores opened in fiscal 1995. Comparable sales for OFF 5TH stores increased 11.4%. Folio catalog net sales for fiscal 1996 were $79.1 million, an increase of $4.8 million, or 6.5%, from fiscal 1995.

COST OF SALES

Cost of sales includes the cost of merchandise and buying and occupancy costs. Cost of sales increased $179.2 million, or 15.3%, to $1,347.7 million during fiscal 1996 from $1,168.5 million in fiscal 1995. As a percentage of net sales, cost of sales, including buying and occupancy costs, was 69.3% for both fiscal 1996 and fiscal 1995. The increased penetration of lower margin OFF 5TH sales was offset by increased sales of higher margin accessories and leverage of buying and occupancy costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $486.8 million, or 25.0% of net sales, in fiscal 1996 from $438.6 million, or 26.0% of net sales, in fiscal 1995. This decrease as a percentage of net sales was achieved as a result of expense leverage associated with the comparable sales growth, increased penetration of OFF 5TH stores which have a lower expense rate and relatively flat depreciation and amortization expense.

MANAGEMENT FEES

Management fees paid to an affiliate of Investcorp, decreased by $6 million to $1 million in fiscal 1996 from $7 million in fiscal 1995. The fees paid in fiscal 1995 reflected additional advisory services related to strategic planning and real estate alternatives. Management fees were discontinued in July 1996.

IMPAIRMENT AND SPECIAL CHARGES

Impairment and special charges of $36.4 million were recorded in fiscal 1995. No such charges were recorded in fiscal 1996.

OPERATING INCOME

Operating income was $109.4 million for fiscal 1996, an increase of $73.1 million from fiscal 1995. Excluding the special charges and management fees, operating income increased by 38.5% or $30.7 million.

INTEREST EXPENSE

Interest expense decreased by 23.5% to $72.2 million for fiscal 1996 compared to $94.4 million for fiscal 1995, primarily due to reduced debt levels following the initial public offering. As a result of the lower debt levels following the offering and the issuance of the Convertible Subordinated Notes the effective interest rate on the Company's debt decreased from 8.8% at the end of fiscal 1995 to 7.6% at the end of fiscal 1996.

INCOME TAXES

Income taxes increased to $.3 million in fiscal 1996 from $0 in fiscal 1995 due to an increase in the alternative minimum taxable income.

Fiscal 1995 Compared to Fiscal 1994

NET SALES

Net sales for fiscal 1995 increased by $268.6 million, or 18.9%, to $1,686.8 million from $1,418.2 million in fiscal 1994. Comparable sales increased by 10.6%. Full-Line, Resort and Main Street store net sales increased $201.8 million, or 15.5%, from $1,302.7 million to $1,504.5 million with significant increases resulting from Saks' west coast intensification through the acquisition of four former I. Magnin stores and its strategic focus on its top customer segments, target merchandise categories and high-potential stores. All of Saks' geographic regions experienced increased net sales. The net sales of OFF 5TH stores increased by $50.8 million, or 88.8%, to $108.0 million from $57.2 million primarily as a result of the addition of 11 new stores. Folio catalog net sales increased by $16.0 million, or 27.4%, to $74.3 million from $58.3 million reflecting increased mailings, new catalog titles and an increase in the average order in fiscal 1995 compared to fiscal 1994.

COST OF SALES

Cost of sales includes the cost of merchandise sold and buying and occupancy costs. Cost of sales increased to $1,168.5 million, or 69.3% of net sales, in fiscal 1995 from $979.7 million, or 69.1% of net sales, in fiscal 1994. This increase as a percentage of net sales resulted from the increased penetration of lower margin OFF 5TH sales, partially offset by slightly higher retail and Folio gross margins, and improved leverage of buying and occupancy costs. The change in mix of merchandise assortments featured in Full-Line, Resort and Main Street stores did not have a significant impact on cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $438.6 million, or 26.0% of net sales, in fiscal 1995 from $370.4 million, or 26.1% of net sales, in fiscal 1994. This decrease as a percentage of net sales was achieved as a result of lower depreciation and amortization expense and improved store expense leverage, offset in part by higher bad debt charges, as well as investments in central organization (management information systems, merchandising, training and communications and planning) to position for future growth.

MANAGEMENT FEES

Management fees paid to an affiliate of Investcorp increased to $7 million in fiscal 1995 from $2 million in fiscal 1994. This increase reflected the payment of fees for additional advisory services relating to strategic planning and real estate alternatives rendered in fiscal 1995.

IMPAIRMENT AND SPECIAL CHARGES

Impairment and special charges of $36.4 million were recorded in fiscal 1995. These charges consisted of $19.0 million relating to exit costs associated with relocation of distribution activities from the Yonkers distribution facility (write-down to net realizable value, severance and occupancy costs following exit), $8.9 million of costs to integrate four former I. Magnin store locations and $8.5 million to write-down capitalized EDP software which became obsolete. The anticipated costs of relocating distribution activities to the Aberdeen distribution facility have not been accrued and are not expected to materially impact future results. Additionally, Saks will receive incentive payments from various government agencies which are expected to approximate these costs.

OPERATING INCOME

Operating income decreased to $36.1 million in fiscal 1995 from $66.1 million in fiscal 1994. This decrease was a result of the $5 million increase in management fees and the $36.4 million of special charges discussed above. Excluding special charges and management fees, operating income increased to $79.7 million in fiscal 1995, an increase of $11.6 million, or 17.0%.

INTEREST EXPENSE

Interest expense increased by $18.0 million in fiscal 1995 to $94.2 million from $76.2 million in fiscal 1994. The increase resulted primarily from a general increase in short-term interest rates and increased costs associated with the refinancing in May 1995 of Euronotes with REMIC certificates, as well as increased borrowing levels to support Saks' working capital growth and capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

The Company completed an initial public offering of 18,062,500 shares of common stock during May 1996. The net proceeds of $417.8 million were primarily used to prepay term loan borrowings under the Credit Facility and repay outstanding balances on the revolving credit portion of the facility. Upon completion of the offering, the Company amended its Credit Facility to reduce the spread on its variable interest rate borrowings and to change availability of borrowings.
      In September 1996, the Company issued $276 million of 51U2% Convertible Subordinated Notes for net cash proceeds after offering expenses of $267.5 million. The net proceeds from the offering were primarily used to prepay term loan borrowings under the Credit Facility and repay outstanding balances on the revolving credit portion of the Credit Facility.
      In October 1996, the Company amended and restated the Credit Facility. The revolving credit commitments were increased to $350 million and the maturity of the revolving credit commitments was extended to October 30, 2001. The borrowing availability is reduced by any standby or commercial letters of credit. As of February 1, 1997, the Company has $344.2 million of borrowing capacity under the Credit Facility.
      In April 1996, the Company replaced its existing accounts receivable securitization program with a new facility. The program includes $413 million in floating rate medium term notes and $118 million in variable principal floating rate series. The medium term notes and variable principal amount series mature in April 1999. In August 1996, the Company entered into interest rate swap agreements with a notional amount of $250 million to reduce its exposure to changes in prevailing market interest rates.
      During fiscal 1996, the Company financed its working capital needs and capital expenditures primarily with cash provided by operations and by borrowings available under the Credit Facility. The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's Consolidated Statements of Cash Flows.
      Net cash provided by operating activities was $4.5 million during fiscal 1996 compared to a $6.8 million usage in fiscal 1995. This increase was primary attributable to an increase in net income which was partially offset by increases in working capital accounts. The primary items affecting working capital in fiscal 1996 were a net increase in merchandise inventories of $99 million due to the addition of new stores and an increase to support existing store sales growth, partially offset by an increase in accounts payable and accrued liabilities of $27 million due to the timing of the related payments.
      Net cash used in investing activities was $103.6 million in fiscal 1996 compared to $56.3 million in fiscal 1995. Capital expenditures were $133.9 million, net of construction allowances, during fiscal 1996 compared to $82.6 million during fiscal 1995. Capital expenditures during fiscal 1996 consisted principally of construction of new stores and remodeling existing stores. Proceeds from the sale and sale-leaseback of assets were $30.3 million in fiscal 1996 compared to $12.8 million in fiscal 1995. The increase in 1996 is due to a $22.6 million sale-leaseback of one of the Company's store locations. During 1996, the Company opened one Full-Line, two Resort, two Main Street and 16 OFF 5TH stores.
      Net cash provided from financing activities in fiscal 1996 was $145.5 million compared to $60.2 million in fiscal 1995. The 1996 amount reflects the proceeds from the Company's May 1996 initial public offering of common stock and issuance of the Convertible Subordinated Notes, net of debt repayments. The 1995 amount reflects increased borrowings used to renovate four former I. Magnin locations, net of financing costs related to the refinancing of real estate borrowings in May 1995.
      At February 1, 1997, the Company has a net operating loss carryforward of $761 million which is available to offset taxes otherwise payable on its future taxable income. The carryforwards begin to expire unless utilized in fiscal years 2005 through 2011.
      Our growth strategy and capital expenditures for fiscal 1997 and fiscal 1998 are expected to add 1.5 million square feet. The growth in square footage will span all four of our store formats-Full-Line, Resort, Main Street and OFF 5TH-and is expected to add approximately 35 new or replacement stores and encompass 12 expansion projects. Capital expenditures for these programs as well as operations are expected to be approximately $500 million ($250 million in each of fiscal 1997 and fiscal 1998). These projects will primarily be funded from cash generated from operations. Borrowings under the Credit Facility, lease financing and developer contributions may also be used to fund these expenditures. Inflation has not had a material impact on the financial statements during the past three years.

PRO FORMA
As a result of the issuance of common stock in the Company's initial public offering (the "Offering") pro forma earnings per share has been computed assuming the Offering occurred at the beginning of the current fiscal year. Pro forma earnings per share is computed by dividing the pro forma weighted average common and common equivalent shares into the earnings applicable to such shares. The pro forma net earnings reflect the elimination of management fees, the elimination of the early extinguishment of debt charges and the interest expense savings on debt repayments made with proceeds of the Offering. On a pro forma basis, the Company's 1996 net income was $48,116, or $.75 per share.