Form 10-K, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-02
CIK 1010744

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SAKS HOLDINGS, INC.:

We have audited the accompanying consolidated balance sheets of Saks Holdings, Inc. as of February 1, 1997 and February 3, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saks Holdings, Inc. as of February 1, 1997 and February 3, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.

COOPERS & LYBRAND L.L.P.
New York, New York
March 4, 1997

CONSOLIDATED BALANCE SHEETS
                                                       February 1,   February 3,
(Dollars and shares in thousands)                          1997         1996
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $    52,955  $     6,627
  Accounts receivable, net                                  42,195       37,426
  Inventories                                              435,666      339,723
  Other current assets                                      69,791       61,538
--------------------------------------------------------------------------------
    Total current assets                                   600,607      445,314
Property and equipment:
  Land                                                     186,277      188,157
  Buildings and building improvements                      439,451      409,693
  Furniture, fixtures and equipment                        232,258      229,276
  Beneficial leasehold interests                            54,161       54,161
  Construction in progress                                  49,439        5,088
  Leased property under capital leases                     118,493      107,008
--------------------------------------------------------------------------------
                                                         1,080,079      993,383
  Less accumulated depreciation and amortization          (255,999)    (225,119)
--------------------------------------------------------------------------------
                                                           824,080      768,264
Goodwill, net                                               90,417       93,123
Other intangibles, net                                       7,519        8,533
Other noncurrent assets                                     50,240       50,953
--------------------------------------------------------------------------------
    Total assets                                       $ 1,572,863  $ 1,366,187
================================================================================
Liabilities
Current liabilities:
  Accounts payable, trade                              $   146,462  $   120,858
  Accrued liabilities                                      139,681      117,853
  Taxes other than income taxes                             13,616       21,456
  Current portion of long-term debt and capital
    lease obligations                                        5,437       31,235
--------------------------------------------------------------------------------
    Total current liabilities                              305,196      291,402
Long-term debt                                             591,841      840,239
Obligations under capital leases                           111,189      104,468
Other noncurrent liabilities                                35,967       46,903
--------------------------------------------------------------------------------
    Total liabilities                                    1,044,193    1,283,012
--------------------------------------------------------------------------------
Shareholders' Equity
Preferred stock, par value $.01 per share, 10,000
  shares authorized, no shares issued and outstanding         --           --
Common stock, par value $.01 per share, 150,000
  shares authorized, 63,274 and 44,987 shares issued
  as of February 1, 1997 and February 3, 1996; 63,250
  and 44,958 shares outstanding as of
  February 1, 1997 and February 3, 1996                        633          450
Additional paid-in capital                               1,343,536      922,424
Accumulated deficit                                       (814,973)    (839,117)
Treasury stock, at cost                                       (526)        (582)
--------------------------------------------------------------------------------
    Total shareholders' equity                             528,670       83,175
--------------------------------------------------------------------------------
    Total liabilities and shareholders' equity         $ 1,572,863  $ 1,366,187
================================================================================

The accompanying Notes are an integral part of the consolidated financial statements.


                              30 SAKS FIFTH AVENUE

Consolidated Statements of Operations

                                                                              Fiscal        Fiscal        Fiscal
(Dollars and shares in thousands, except per share amounts)                     1996          1995          1994
----------------------------------------------------------------------------------------------------------------
Net sales                                                                $ 1,944,862   $ 1,686,787   $ 1,418,163
Cost of sales, including buying and occupancy costs                       (1,347,653)   (1,168,490)     (979,650)
----------------------------------------------------------------------------------------------------------------
  Gross margin                                                               597,209       518,297       438,513
Selling, general and administrative expenses                                (486,829)     (438,624)     (370,441)
Management fees                                                               (1,000)       (7,000)       (2,000)
Impairment and special charges                                                    --       (36,415)           --
----------------------------------------------------------------------------------------------------------------
  Operating income                                                           109,380        36,258        66,072
Interest, net                                                                (72,215)      (94,362)      (76,155)
----------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes and extraordinary charge                  37,165       (58,104)      (10,083)
Income taxes                                                                    (275)           --            --
----------------------------------------------------------------------------------------------------------------
  Income (loss) before extraordinary charge                                   36,890       (58,104)      (10,083)
Extraordinary charge-loss on early extinguishment of debt, net of taxes      (12,746)       (5,991)         (535)
----------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                      $    24,144   $   (64,095)  $   (10,618)
================================================================================================================
Net income (loss) per share before extraordinary charge                  $      0.63   $     (1.29)  $     (0.22)
================================================================================================================
Net income (loss) per share                                              $      0.41   $     (1.43)  $     (0.24)
================================================================================================================
Weighted-average number of shares outstanding                                 58,840        44,955        45,010
================================================================================================================

The accompanying Notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       Capital Stock
                                     ------------------   Additional                Treasury          Total
                                          Shares    Par      Paid-in   Accumulated    Stock,   Shareholders'
(Dollars and shares in thousands)    Outstanding  Value      Capital       Deficit   at Cost          Equity
------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994               45,027   $450  $   923,208     $(764,404)  $  (195)      $ 159,059
Purchase of treasury stock                   (70)    --           --            --    (1,393)         (1,393)
Reissuance of treasury stock                   3     --           --            --        62              62
Employee stock subscriptions receivable       --     --          (62)           --        --             (62)
Surrender of unvested stock grants            (3)    --           76            --       (76)             --
Earned compensation                           --     --          146            --        --             146
1994 net (loss)                               --     --           --       (10,618)       --         (10,618)
------------------------------------------------------------------------------------------------------------
  Balance at January 28, 1995             44,957    450      923,368      (775,022)   (1,602)        147,194
------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                    (1)    --           --            --       (26)            (26)
Reissuance of treasury stock                   2     --           --            --        46              46
Conversion of stock                           --     --       (1,000)           --     1,000              --
Earned compensation                           --     --           56            --        --              56
1995 net (loss)                               --     --           --       (64,095)       --         (64,095)
------------------------------------------------------------------------------------------------------------
  Balance at February 3, 1996             44,958    450      922,424      (839,117)     (582)         83,175
------------------------------------------------------------------------------------------------------------
Issuance of common stock, net
  of offering expenses                    18,063    181      416,789            --        --         416,970
Exercise of options                          224      2        4,323            --        --           4,325
Purchase of treasury stock                    (5)    --           --            --      (148)           (148)
Reissuance of treasury stock                  10     --           --            --       204             204
1996 net income                               --     --           --        24,144        --          24,144
------------------------------------------------------------------------------------------------------------
  Balance at February 1, 1997             63,250   $633  $ 1,343,536     $(814,973)  $  (526)      $ 528,670
============================================================================================================

The accompanying Notes are an integral part of the consolidated financial statements.


                              32 SAKS FIFTH AVENUE

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Fiscal      Fiscal      Fiscal
(Dollars in thousands)                                                        1996        1995        1994
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                      $  24,144   $ (64,095)  $ (10,618)
  Adjustments to reconcile net income (loss) to cash
    provided by (used in) operating activities:
      Extraordinary charge                                                  12,746       5,991         535
      Impairment and special charges                                            --      36,415          --
      Depreciation and amortization                                         66,975      66,766      67,974
      Amortization of deferred financing costs                               7,197      10,009      12,731
      Other items, net                                                        (477)     (1,583)     (8,597)
----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities before
        changes in operating assets and liabilities                        110,585      53,503      62,025
----------------------------------------------------------------------------------------------------------
Change in operating assets and liabilities:
  Accounts receivable                                                      (36,801)    (62,583)    (67,705)
  Proceeds from sale of accounts receivable                                912,854     805,158     739,851
  Origination of accounts receivable                                      (882,745)   (751,478)   (673,202)
  Inventories                                                              (98,854)    (70,974)    (18,006)
  Accounts payable                                                          30,604      27,269      21,265
  Accrued liabilities                                                       (3,807)     18,627     (11,340)
  Taxes other than income taxes                                             (7,840)    (10,105)      1,108
  Other assets and liabilities                                             (19,512)    (16,248)      9,122
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                          4,484      (6,831)     63,118
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale and sale-leaseback of assets                           30,269      12,806      31,150
  Capital expenditures                                                    (157,486)    (87,028)    (71,713)
  Construction allowances received from third parties                       23,590       4,449      15,990
  Proceeds from sale of subordinated certificates                               --      13,427      13,500
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (103,627)    (56,346)    (11,073)
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from initial public offering                                    417,769          --          --
  Proceeds from issuance of 51U2% Convertible Subordinated Notes           276,000          --          --
  Payment under revolving credit facility, net                            (198,101)    (13,566)       (832)
  Proceeds from term loans                                                      --     125,000          --
  Prepayment/payment of term loans                                        (283,602)    (19,826)    (16,573)
  Payment of 9% Subordinated Notes                                         (50,000)         --          --
  Payment of REMIC Certificates                                             (4,159)         --          --
  Proceeds from REMIC Certificates                                              --     335,000          --
  Payment of Euronotes                                                          --    (335,000)    (26,000)
  Financing costs                                                          (11,919)    (27,064)       (571)
  Payment of capital lease obligations                                      (4,100)     (3,739)     (2,483)
  Other                                                                      3,583        (629)     (1,447)
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        145,471      60,176     (47,906)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        46,328      (3,001)      4,139
Cash and cash equivalents, beginning of period                               6,627       9,628       5,489
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $  52,955   $   6,627   $   9,628
==========================================================================================================
Supplemental cash flow information:
  Interest paid                                                          $  53,733   $  69,504   $  54,416
==========================================================================================================
Supplemental disclosure of non-cash investing and financing activities:
  Capital leases                                                         $  11,485   $  13,626   $  28,867
==========================================================================================================

The accompanying Notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

1. Basis of Presentation

Saks Holdings, Inc. ("Saks Holdings"), through its wholly owned subsidiary Saks & Company, which does business as Saks Fifth Avenue, OFF 5TH and Folio ("Saks", and together with Saks Holdings, the "Company") is a premier fashion retailer, offering the finest quality and latest style in women's and men's apparel. The consolidated financial statements include the accounts of Saks Holdings and its direct and indirect subsidiaries. Saks Holdings' primary asset is its investment in Saks. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the fiscal 1995 and fiscal 1994 financial statements have been reclassified to conform with the fiscal 1996 presentation.

2. Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal 1996 and fiscal 1994 contain 52 weeks and ended on February 1, 1997 and January 28, 1995, respectively. Fiscal 1995 contains 53 weeks and ended on February 3, 1996.

Net Sales

Net sales include sales of merchandise and services and sales of leased departments, net of returns and exclusive of sales tax. Sales of leased departments were $81,778, $70,940 and $56,416 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Comparable sales changes represent the percentage increase (decrease) in net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such periods open, and Folio net sales.

SaksFirst Program

The Company maintains a customer loyalty program which rewards customers who spend more than two thousand dollars annually on their Saks credit card. The rewards range from 2% to 6% of the customers' spending and are in the form of gift checks redeemable at Saks. The cost associated with future redemptions is recorded as a charge to cost of goods sold in the period in which the rewards are earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and financial institutions that are unrestricted as to withdrawal or use, and have maturities, when purchased, of three months or less. Cash equivalents are stated at cost which approximates market. Restricted cash is included in other current assets in the accompanying consolidated balance sheets. Restricted cash consists of $1.9 million and $1.5 million, respectively, payable under the Company's accounts receivable securitization program in fiscal 1996 and fiscal 1995. Additionally, restricted cash in fiscal 1995 includes a $4.2 million real estate financing prepayment related to the sale of a closed store location.

Accounts Receivable

The Company provides credit to its customers and performs ongoing credit evaluations of its customers. Concentration of credit risk is limited because of the large number of customers and their dispersion throughout the United States and other countries.

     The Company maintains an allowance for potential credit losses and recourse obligations which, when realized, has been within the range of management's expectations.

                                           Fiscal        Fiscal        Fiscal
                                           1996          1995          1994
--------------------------------------------------------------------------------
Allowance for uncollectible
 accounts - beginning of period            $ 11,160      $  9,313      $ 10,892
Bad debt provision                           20,961        20,628        11,400
Write-offs, net of recoveries               (19,038)      (18,781)      (12,979)
                                            -------       -------       -------
Allowance for uncollectible
 accounts - end of period                  $ 13,083      $ 11,160      $  9,313
================================================================================

                              34 SAKS FIFTH AVENUE

The Company has an ongoing program to sell certain of its proprietary credit card receivables (see Note 4). Accounts repurchased as a result of the recourse provision are included in accounts receivable until they are collected or written off. The Company also includes its retained interest in the trust, which is not material, as a component of accounts receivable due to the similarity of the underlying collateral with the Company's retained receivables. The portion of the allowance for recourse obligations is not material and has therefore not been reclassified to liabilities.

     In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets to the extent that they have not been sold as part of the Company's accounts receivable securitization.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market, as determined by the retail method. Consignment merchandise on hand of $72,684 and $72,720 at February 1, 1997 and February 3, 1996, respectively, is not reflected in the consolidated balance sheets.

Advertising

Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized within a three-month period following mailing. All other advertising costs are expensed in the period incurred. Advertising expenses were $52,900, $42,956 and $30,566 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets at February 1, 1997 and February 3, 1996 were $3,837 and $6,972, respectively.

Store Pre-opening Costs

Costs associated with the opening of a new store are deferred and amortized over the 12-month period following the store opening. Pre-opening costs included in other current assets in the consolidated balance sheets at February 1, 1997 and February 3, 1996 were $7,339 and $1,698, respectively. Amortization of pre-opening costs was $4,828, $882 and $1,798 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

Property and Equipment

Property and equipment is recorded at cost. Property and equipment is depreciated using the straight-line method over estimated useful lives.

     Leasehold improvements included in buildings and building improvements are amortized over the shorter of their estimated useful lives or their related lease terms. Beneficial leasehold interests are amortized on a straight-line basis over 15 years.

     The Company capitalizes both internally developed and purchased computer software. The cost of such computer software is amortized using the straight-line method over a five-year period (see Note 3). Capitalized software costs included in the consolidated balance sheets at February 1, 1997 and February 3, 1996 were $14,364 and $8,062, respectively, net of accumulated amortization.

     During fiscal 1996, fiscal 1995 and fiscal 1994, the Company capitalized interest cost of $1,973, $1,555 and $1,401, respectively, to property and equipment.

Accounting for the Impairment of Long-Lived Assets

In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment and intangible assets, as well as the accounting for long-lived assets that are held for disposal. The statement requires that such assets be reviewed only when events or circumstances indicate that an impairment might exist. The adoption of this Statement in fiscal 1996 did not have a material effect on the results of operations or financial position of the Company.

Deferred Financing Costs

Financing costs are amortized over the life of the related debt. Such costs are included in other noncurrent assets in the consolidated balance sheets and amortization is included in interest expense in the consolidated statements of operations.

                              35 SAKS FIFTH AVENUE

Derivatives Policy

The Company uses financial derivatives only to reduce risk in conjunction with specific business transactions.

     The Company purchases interest rate cap agreements to limit its exposure to adverse movements in interest rates related to the real estate financing and the accounts receivable securitizations. In addition, the Company entered into interest rate swap agreements to limit its exposure to interest rate fluctuations related to accounts receivable securitizations (see Note 4). The financial institutions associated with these agreements are considered to be major, well-known institutions. The premiums paid were capitalized and are being amortized over the term of the related agreements.

Goodwill

Goodwill is allocated to individual stores on the basis of their projected cash flows at their acquisition date. Goodwill is amortized over 40 years using the straight-line method. Accumulated amortization at February 1, 1997 and February 3, 1996 totaled $18,080 and $15,374, respectively.

Other Intangibles

Other intangibles include customer lists acquired which are amortized using the straight-line method over their estimated useful life of 14 years. Accumulated amortization at February 1, 1997 and February 3, 1996 totaled $6,693 and $5,679, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse (see Note
9).

Earnings Per Share

Earnings per share amounts are computed using the weighted-average number of common and common equivalent shares outstanding during the year. Common equivalent shares relate to employee stock plans.

Stock Options Granted to Employees

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS No. 123, which is first effective for fiscal year 1996, does not require companies to change their existing accounting for stock-based awards. The Company continues to account for stock-based compensation plans using the intrinsic value method, and has supplementally disclosed pro forma information required by SFAS No. 123 (see Note 7).

Other Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." SFAS No. 128 applies to all entities with publicly held common stock and requires a dual presentation of basic and diluted earnings per share by entities with complex capital structures. This statement will be adopted in the Company's fiscal 1997 financial statements and, based on current circumstances, is not expected to have a material effect on the current earnings per share computation or disclosure.

                              36 SAKS FIFTH AVENUE

3. IMPAIRMENT AND SPECIAL CHARGES

In fiscal 1995, the Company recorded special charges totaling $36,415. The charges recorded consist of exit costs of its Yonkers distribution center, the integration costs of former I. Magnin locations and write-down of capitalized EDP software and amounted to $19,015, $8,900 and $8,500, respectively.

     Exit costs include the write-down of the Yonkers distribution center to its net realizable value. The write-down was necessary as a result of the Company's decision to exit this facility in early 1997 and relocate distribution activities to a facility currently under construction in Aberdeen, Maryland. This write-down and the costs associated with exiting this facility totaled $19,015. The costs of exiting the Yonkers facility include the Company's estimate of the severance costs related to vacating the facility and certain occupancy costs during the period prior to the sale of the facility. The closing of this facility will involve the termination of approximately 500 associates. The liability for these costs at February 1, 1997 of $7,208 is included in accrued liabilities in the consolidated balance sheets. Amounts paid and charged against the liability during fiscal 1996 totaled $1,042. Amounts paid and charged against the liability and other adjustments to the liability during fiscal 1995 were not material. The anticipated costs of relocating the distribution activities to the Aberdeen distribution facility have not been accrued and are not expected to materially impact future results. Additionally, Saks will receive incentive payments from various government agencies which are expected to approximate these costs.

     Integration costs consist of costs to integrate the former I. Magnin store locations into the Company's west coast locations. These costs include customer acquisition costs, training and travel costs and remerchandising and other costs.

     The Company began implementation of a new core retail information processing system in fiscal 1995. As a result, certain of its capitalized software became obsolete and was written off.

4. Accounts Receivable Securitization

Saks has entered into agreements to securitize most of its proprietary credit card receivables. The securitization of receivables involves the transfer of receivables with limited recourse through a subsidiary to a trust in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables, and the subsequent sale by the trust of certificates of beneficial interests, also representing undivided interests in the receivables, to investors. Saks is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivable defects. Saks has no obligation to reimburse the trust or the purchasers of beneficial interests for credit losses; however, the subordinated certificates and deposits with the trust and the discount on the sale of receivables are available to cover such losses.

     Saks continues to service all receivables for the trust for a servicing fee which totaled $7.9 million, $7.7 million and $6.5 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. This fee approximates the fees paid by Saks to third parties to provide certain credit card processing and related credit card services. Due to the short-term life of the underlying receivables the servicing asset is not significant.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The principal provisions of SFAS No. 125, as it relates to Saks, require that the carrying amount of the financial assets retained, comprised of servicing rights and certain cash flows, be recorded at their fair values. In accordance with SFAS No. 125, Saks adopted the provisions of this statement on January 1, 1997. The effect of adopting SFAS No. 125 was not material to the Company's results of operations or financial position. Prior to the adoption of SFAS No. 125, the Company recorded finance charge income and servicing revenues net of securitization costs when earned. Net finance charge income included with selling, general and administrative expenses in the consolidated statements of operations totaled $43.0 million, $37.1 million and $34.4 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

     In April 1996, the trust sold two series of certificates of beneficial interests with subordinated structures. This issuance was in conjunction with the previously existing trust entering its wind-down period, which was completed in fiscal 1996. The first series is a term series with a maximum capacity of $413 million. The second series is a variable series with a maximum capacity of $118 million. Each series of beneficial interest bears interest at fixed spreads over the one-month LIBOR and matures in April 1999. Saks retained interest in the trust and outstanding securitized receivables sold to third parties were $23.6 million and $428.4 million at February 1, 1997 and $11.2 million and $398.3 million at February 3, 1996, respectively.

                              37 SAKS FIFTH AVENUE

5. Long-term Debt

Long-term debt consists of the following:


                                                        February 1,  February 3,
                                                              1997          1996
--------------------------------------------------------------------------------

Credit Facility
     Term Loans:
       Tranche A                                          $   --        $ 59,475
       Tranche B                                              --         224,127
       Revolving Credit                                       --         198,100
--------------------------------------------------------------------------------
                                                              --         481,702
Real Estate Financing-REMIC Certificates                   315,841       335,000
51/2% Convertible Subordinated Notes                       276,000            --
9% Subordinated Notes                                         --          50,000
--------------------------------------------------------------------------------
                                                           591,841       866,702
Less current portion of long-term debt                        --          26,463
--------------------------------------------------------------------------------
                                                          $591,841      $840,239
================================================================================

CREDIT FACILITY

In October 1996, the Company amended and restated the Credit Facility. The revolving credit commitments were increased to $350 million and the maturity of the revolving credit commitments was extended to October 30, 2001. Borrowings under the Credit Facility bear interest at variable rates as defined in the agreement. The borrowing availability is reduced by any standby or commercial letters of credit. As of February 1, 1997 and February 3, 1996, the Company has approximately $5,834 and $6,694, respectively, of outstanding letters of credit.

     In May 1996, the Company completed an initial public offering with net proceeds of approximately $418 million. The net proceeds from the offering were primarily used to prepay term loan borrowings under the Credit Facility and repay outstanding balances on the revolving credit portion of the Credit Facility. The Company recorded an extraordinary charge of $3.3 million associated with the accelerated write-off of deferred financing costs related to these prepayments.

     As of February 1, 1997, total available credit under the credit agreements was $344,166. During fiscal 1996 and fiscal 1995, the weighted-average interest rate was approximately 8.3% and 9.0%, respectively, for all borrowings under the credit agreements.

     The Credit Facility contains restrictive covenants, which include limitations on capital expenditures and payment of dividends, specified maximum levels of consolidated indebtedness to total capitalization, as well as maintenance of specified ratios, including an interest coverage ratio, as defined.

     Amounts outstanding under the Credit Facility are collateralized by the assets of Saks and its subsidiaries, except for the real estate properties included in the real estate financing described below, the accounts receivable described in Note 4, inventories and the capital stock of Saks' real estate subsidiaries and subsidiaries established to effect the accounts receivable sale.

REAL ESTATE FINANCING

In May 1995, the Company, through a subsidiary trust, completed a real estate financing, aggregating $335,000, through the issuance of mortgage loans collateralized by intercompany leases. Mortgage certificates in the principal amount of $175,000 bear interest at variable rates based on three-month LIBOR, payable quarterly. The remaining $160,000 in certificates, which are subordinated to the other certificates, bear interest at annual fixed rates ranging from 8.98% to 12.36%, payable semiannually. All of the mortgage certificates are scheduled to mature in May 2002. The debt related to individual properties is prepayable at premiums ranging from stated value to 150% of stated value. The various properties and leases collateralizing the mortgage certificates are cross guaranteed. Saks guarantees the obligations under all intercompany leases. In conjunction with the May 1995 transaction, the Company recorded an extraordinary charge related to the early extinguishment of debt of $5,991.

     In January 1996, the Company sold one of its stores and prepaid the mortgage loan associated with this property, aggregating $4,159. The proceeds were used to prepay the related mortgage certificate in February 1996. In January 1997, the Company acquired $15,000 of certificates with an annual fixed interest rate of 12.36%, effectively prepaying the mortgage certificates. The Company recorded an extraordinary charge of $3.0 million associated with the repurchase premium and accelerated write-off of deferred financing costs related to this repurchase. In February 1997, the Company entered into an agreement to acquire an additional $15,000 of certificates with an annual fixed interest rate of 12.36%. During the first quarter of fiscal 1997, the Company will record an extraordinary charge of $3.4 million.

     The sale of the Yonkers distribution center (see Notes 3 and 13) would require the prepayment of mortgage certificates totaling $9,074.

CONVERTIBLE SUBORDINATED NOTES

In September 1996, Saks Holdings issued $276 million aggregate principal amount of 51/2% Convertible Subordinated Notes (the "Notes") for net cash proceeds after offering expenses and financing costs of $267.5 million.

     The Notes are due on September 15, 2006 and are convertible at any time prior to maturity into shares of the Company's common stock at a conversion rate of 24.0601 shares of common stock for each one thousand dollar

                              38 SAKS FIFTH AVENUE
principal amount of Notes, which is equivalent to a conversion price of approximately $41.563 per share. If all of the Notes are converted, a total of 6,641 shares of common stock will be issued. The Notes are redeemable at the Company's option at any time on or after September 15, 1999 at redemption rates ranging from 100.55% to 103.85%. The Notes are unsecured obligations subordinated in right of payment to all existing and future senior indebtedness of the Company and are effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The Notes contain no sinking fund requirements.

     The net proceeds from the issuance of the Notes were primarily used to prepay term loan borrowings under the Credit Facility and repay outstanding balances on the revolving credit portion of the Credit Facility. During fiscal 1996, the Company prepaid its $50 million 9% Subordinated Notes. During fiscal 1996, the Company recorded extraordinary charges of $6.5 million associated with the accelerated write-off of deferred financing costs related to the prepayments under the Credit Facility and 9% Subordinated Notes.

     As of February 1, 1997, approximately $5.3 million in letters of credit were outstanding under a $10 million letter-of-credit facility.

     As of February 1, 1997, all of the Company's outstanding long-term debt, excluding capital leases (see Note 10) is due after fiscal 2001.

6. SHAREHOLDERS' EQUITY

CAPITALIZATION

In May 1996, the Company completed an initial public offering of Common Stock. The Company sold approximately 18,062 shares of Common Stock at an initial public offering price of $25 per share. The net proceeds from the offering were $418 million. Effective with the initial public offering, all issued and outstanding shares of Class A, Class B, Class C and Class D Stock automatically converted into shares of Common Stock on a one-for-one basis. As of February 1, 1997, the Company has issued 63,274 shares of Common Stock, of which 63,250 are outstanding and 24 are in treasury.

     The following is a summary of the capitalization of the Company at February 3, 1996:

Class A Stock:

37,500 shares authorized, issued and outstanding.

Class B Stock:

2,250 shares authorized, issued and outstanding.

Class C Stock:

25,050 shares authorized; 5,187 shares issued and 5,158 shares outstanding at February 3, 1996. Additionally, treasury stock aggregated 29 shares as of February 3, 1996.

Class D Stock:

100 shares authorized; 50 shares issued and outstanding at February 3, 1996.

Common Stock:

150,000 shares authorized; none issued and outstanding.

PREFERRED STOCK

The Board of Directors is authorized, subject to certain limitations prescribed by law, to issue up to 10,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, rights, qualifications, limitations or restrictions of any such class or series.

SHARES RESERVED FOR FUTURE ISSUANCE

The Company has 6,011 shares reserved for issuance upon the exercise of options under the stock incentive plans (see Note 7) and 6,641 shares reserved for issuance upon the conversion of the 51/2 % Convertible Subordinated Notes.

7. STOCK INCENTIVE PLANS

In October 1990, Saks Holdings adopted a Senior Management Stock Incentive Plan (the "Old Incentive Plan"), and in February 1996, Saks Holdings adopted a 1996 Management Stock Incentive Plan (the "New Incentive Plan" and together with the Old Incentive Plan, the "Incentive Plans"), for members of senior management and certain other officers and employees of the Company. As of February 1, 1997, there were options to purchase 18.7 shares of Common Stock outstanding under the Old Incentive Plan, all of which vested upon the closing of the initial public offering, and options to purchase 2,890 shares of Common Stock outstanding under the New Incentive Plan. No additional options will be granted under the Old Incentive Plan. The maximum number of shares of Common Stock issuable pursuant to the Incentive Plans is 6,011, subject to adjustment to reflect stock splits, stock dividends and similar stock transactions.

     In accordance with an exchange approved on January 19, 1996 by the Board of Directors of the Company, on February 28, 1996, Options to acquire 1,414 shares of Common Stock issued under the Old Incentive Plan were surrendered to the Company in exchange for the issuance of Options to purchase an identical number of shares with an exercise price of $16 per share to reflect the fair market value of the underlying shares at that time. The individual Stock Option Agreements pursuant to which Options were exchanged provide that Options vest, to the extent of one-third of the shares underlying the Options granted, as of the closing of an initial public offering, one-third on the first anniversary thereof and one-third on the second anniversary thereof, and expire upon the tenth anniversary of such Stock Option Agreement.

                              39 SAKS FIFTH AVENUE

As discussed in Note 2, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.60% and 5.51%; dividend yields of 0% and 0%; volatility of the Company's Common Stock of 33% and 0.1%; and an expected life of the options ranging from two to four years for 1996 grants and five years for 1995 grants. All options granted prior to the Company's initial public offering were valued using the Minimum Value option pricing model with the same weighted-average assumptions discussed above, with the exception of volatility, for which minimal value was utilized.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation expense for the options been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) for fiscal 1996 and 1995 would have been $18,542 and $(64,112), respectively. The Company's pro forma earnings (loss) per share for fiscal 1996 and fiscal 1995 would have been $.32 and $(1.43), respectively.

A summary of the Company's stock option activity, and related information, is as follows:

                                  Fiscal 1996        Fiscal 1995      Fiscal 1994
                                  -----------        -----------      -----------
                                   Weighted-         Weighted-       Weighted-
                                    Average           Average         Average
                                   Exercise          Exercise         Exercise
                                 Options  Price   Options  Price    Options  Price
--------------------------------------------------------------------------------
Outstanding-beginning of year    1,455   $20.00   1,307   $20.00   1,486   $20.00
Granted                          1,718    22.88     253    20.00     147    20.00
Exercised                         (224)   19.29    --       --      --       --
Forfeited                          (40)   20.71    (105)   20.00    (326)   20.00
----------------------------------------------------------------------------------
Outstanding-end of year          2,909   $19.80   1,455   $20.00   1,307   $20.00
==================================================================================
Exercisable at end of year         964   $19.55     871   $20.00     596   $20.00

Weighted-average fair value
of options granted during
the year                        $ 4.49           $ 4.82              N/A
----------------------------------------------------------------------------------

Exercise prices and weighted-average contractual lives for options outstanding as of February 1, 1997 were as follows:

                     Options Outstanding                     Options Exercisable
                     -------------------                     -------------------
                                      Weighted-  Weighted-            Weighted-
 Range of                               Average    Average              Average
 Exercise           Number            Remaining   Exercise      Number Exercise
   Prices          Outstanding Contractual Life      Price Exercisable    Price
--------------  ------------------------------  -----------------------  -------
          $16.00    1,722              9.1         $16.00       574    $16.00
          $20.00       19              7.0         $20.00        19    $20.00
          $25.00    1,115              9.3         $25.00       371    $25.00
 $30.13 - $35.75       53              9.7         $33.88         -       -
--------------------------------------------------------------------------------
                    2,909                                       964


                              40 SAKS FIFTH AVENUE


8. POSTEMPLOYMENT BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. Benefits are based upon years of service and compensation prior to retirement. As a result of the Company's special retirement initiative in fiscal 1993 and funding limitations, the plan refunded the Company $4,574 in fiscal 1994. The Company contributed $18,440 in fiscal 1996 and did not make any contributions in fiscal 1995 or fiscal 1994. The Company's policy is to fund the plan to satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pension Plan assets consist primarily of common stock funds, U.S. Government and agencies obligations, corporate debt securities, bonds and real estate interests.

Net periodic pension expense consisted of the following components:

                                       Fiscal           Fiscal           Fiscal
                                        1996             1995             1994
--------------------------------------------------------------------------------
Service cost                         $ 4,729           $3,527           $ 4,250
Interest cost                          6,629            5,778             6,226
Loss (return) on plan assets          (5,587)          (9,095)            3,085
Net amortization (deferral)                2            4,906            (8,600)
--------------------------------------------------------------------------------
Net pension expense                  $ 5,773           $5,116           $ 4,961
================================================================================

The following table sets forth the Pension Plan's funded status and the present value of benefit obligations:

                                               February 1,    February 3,
                                                 1997            1996
--------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested                                 $    (79,876) $       (77,266)
  Nonvested                                    (4,636)          (4,838)
                                              (84,512)         (82,104)
--------------------------------------------------------------------------------
Effect of projected salary increases           (4,867)          (4,562)
Projected benefit obligation                  (89,379)         (86,666)
Plan assets at fair value                      73,800           53,058
--------------------------------------------------------------------------------
Excess of projected benefit obligation
over plan assets                              (15,579)         (33,608)
Unrecognized net (gain) loss                   (1,027)           4,415
Unrecognized prior service cost                    24              (56)
Accrued pension cost                     $    (16,582)    $    (29,249)
================================================================================

The Company also maintains an unfunded supplemental retirement plan which provides for benefits in addition to those provided by the Pension Plan. Expenses related to the supplemental plan were $784, $502 and $487 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Payments from the supplemental plan were $233, $279 and $336 during fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The accrued liability for this plan at February 1, 1997 and February 3, 1996 was $7,811 and $7,260, respectively, and is included in other noncurrent liabilities in the accompanying consolidated balance sheets.
     The actuarial present value of the projected benefit obligations for both the Pension Plan and supplemental plan was determined using a weighted-average discount rate of 8% at February 1, 1997 and 7.35% at February 3, 1996. The projected benefit obligation was determined using an assumed rate of increase in future compensation of 3.0% at February 1, 1997 and February 3, 1996. The assumed long-term rate of return on plan assets was 9.5% for fiscal 1996 and 9.0% for fiscal 1995. A 1% change in the assumed discount rate would change the accumulated benefit obligation for the Pension Plan and the supplemental plan by approximately $9 million and $.5 million, respectively, at February 1, 1997.
     The Company also maintains a 401(k) Plan which covers substantially all of its employees. The plan is a defined contribution plan and is subject to the provisions of ERISA. The assets of the plan can be invested in a fixed income fund, nine other mutual funds, or a Saks Holdings, Inc. Stock Fund. Eligible employees may contribute up to 16% of their compensation, as defined. The Company contributes a percentage of employees' elective contributions in the form of a matching contribution. The match rate in each fiscal year was 25%. The Company's expense related to contributions to this plan totaled $2,327, $2,098 and $1,912, for fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

9. INCOME TAXES

At February 1, 1997, the Company has net operating loss carryforwards of approximately $761,494 for income tax purposes that expire, unless utilized, in fiscal years 2005 through 2011.
     The Company recorded certain assets and liabilities at the date of their acquisition for financial reporting purposes which are not similarly recognized under income tax regulations, aggregating a tax benefit of $34,525. Subsequent realization of this tax benefit will be accounted for as a reduction of goodwill.

The Company uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized below:

                                                      February 1,    February 3,
                                                            1997     1996
--------------------------------------------------------------------------------

Deferred tax assets
     Operating loss carryforward                       $ 303,101      $ 289,609
     Accrued expenses and reserves                        16,555         17,722
     Employee benefits                                     7,122         14,532
     Depreciation, amortization
       and basis differences                              14,748         15,575
     Allowance for doubtful accounts                       5,207          4,442
     Deferred lease payments                               3,732          3,133
     Other                                                 4,360          4,084
--------------------------------------------------------------------------------
          Total deferred tax assets                      354,825        349,097

Deferred tax liabilities
     Deferred financing costs                             (5,590)        (4,038)
     Pre-opening costs                                    (2,921)          --
--------------------------------------------------------------------------------
          Total deferred tax liabilities                  (8,511)        (4,038)
--------------------------------------------------------------------------------
     Net deferred tax asset                              346,314        345,059
     Less valuation allowance                           (346,314)      (345,059)
--------------------------------------------------------------------------------
          Net deferred taxes                           $    --        $    --
================================================================================

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows:

                                                    Fiscal    Fiscal    Fiscal
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Statutory federal income tax rate                     35.0%     35.0%     35.0%
State and local income taxes,
  net of federal tax benefit                           4.8       4.8       4.8
--------------------------------------------------------------------------------
                                                      39.8      39.8      39.8

Generation of net operating
  loss carryforward                                  (39.1)    (39.8)    (39.8)
--------------------------------------------------------------------------------
Net effective income tax rate                          0.7%      0.0%      0.0%
================================================================================

The fiscal 1996 income tax provision consists principally of a current federal provision relating to alternative minimum taxes, as well as a deferred tax benefit of $1.3 million principally related to tax losses, which has been fully reserved.

10. Leases

The Company leases certain land and buildings under various noncancelable capital and operating leases. The Company's capital leases have remaining terms of up to 67 years. Operating leases consist of land leases and land and building leases with remaining terms ranging primarily from five to 30 years. All of these leases are subject to renewal options.

     Substantially all leases provide for contingent rentals based upon sales and require the Company to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales.

     The Company also leases certain equipment under operating leases expiring during the next five fiscal years.

     The Company's rent expense consisted of the following:

                                                  Fiscal      Fiscal      Fiscal
                                                    1996        1995        1994
--------------------------------------------------------------------------------
Land and building rent:
     Fixed minimum                               $15,957     $11,401     $ 8,787
     Contingent rentals                            7,580       5,454       4,516
--------------------------------------------------------------------------------
          Total land and building rent            23,537      16,855      13,303
Equipment and other                                4,636       3,956       4,540
--------------------------------------------------------------------------------
          Total rent expense                     $28,173     $20,811     $17,843
================================================================================

Future minimum payments under capital leases and noncancelable operating leases consist of the following at February 1, 1997:

Fiscal Years                                          Capital     Operating
--------------------------------------------------------------------------------
1997                                                  $15,602       $32,053
1998                                                   13,870        30,462
1999                                                   13,355        29,718
2000                                                   13,767        29,706
2001                                                   13,568        30,468
Thereafter                                            207,939       335,089
--------------------------------------------------------------------------------
     Total minimum payments                          $278,101      $487,496
================================================================================
Less executory costs                                      531
-------------------------------------------------------------
     Net minimum lease payments                       277,570
-------------------------------------------------------------
Less interest                                         160,944
-------------------------------------------------------------
     Present value of net
       minimum lease payments                        $116,626
=============================================================
Current obligations under capital leases             $  5,437

Noncurrent obligations under capital leases           111,189
-------------------------------------------------------------
                                                     $116,626
=============================================================


                              42 SAKS FIFTH AVENUE

Property and equipment includes the following amounts for leases that have been capitalized at February 1, 1997 and February 3, 1996. Amortization of assets under capital leases is included in depreciation expense.

                                                  February 1,       February 3,
                                                         1997              1996
--------------------------------------------------------------------------------

Building and equipment                               $118,493          $107,008

Less accumulated amortization                         (28,056)          (20,403)
--------------------------------------------------------------------------------
                                                     $ 90,437          $ 86,605
================================================================================

The Company leases certain selling space within its stores to other specialty retailers under contingent rental agreements. Rental income related to these agreements was $11,486, $10,209 and $9,038 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

During fiscal 1996, fiscal 1995 and fiscal 1994, the Company consummated the sale and sale-leaseback of certain property and equipment with proceeds of $30,269, $12,806 and $31,150, respectively.

11. Financial Instruments

The Company has entered into interest rate cap agreements to reduce the impact of increases in interest rates on the REMIC Financing and Credit Facility. The Company is also an indirect beneficiary of interest rate cap agreements relating to the Accounts Receivable Securitization. At February 1, 1997, there were six interest rate cap agreements outstanding. Accordingly, the Company is entitled to receive from various financial institutions the amount, if any, by which the Company's interest payments on its debt exceed the stated interest rates or strike rates. Payments received as a result of the caps in the Company's debt are recorded as a reduction of interest expense.

The following is a summary of the interest rate cap agreements related to real estate financing as of February 1, 1997:

         Notional      Strike      Effective      Expiration
           Amount        Rate           Date            Date
--------------------------------------------------------------------------------

         $175,000        7.25%      05/09/95        02/12/97

           87,500        9.70       02/12/97        05/13/02

           87,500        9.70       02/12/97        05/13/02
--------------------------------------------------------------------------------

The combined carrying value and fair value of the Company's interest rate cap agreements were $2,319 and $870 at February 1, 1997 and $2,242 and $1,828 at February 3, 1996, respectively.

During fiscal 1996, the Company entered into three financial fixed-rate swap agreements. The Company is obligated to pay a fixed rate of interest, and will receive a floating rate based on LIBOR. The Company utilizes interest rate swaps solely as a risk management tool with an objective of managing the level of interest rate risk relating to its accounts receivable securitization.

The following is a summary of the interest rate swap agreements as of February 1, 1997:

Notional                Swap             Effective            Expiration
 Amount                 Rate               Date                  Date
--------------------------------------------------------------------------------

$250,000                6.02%            02/20/97              02/20/98

 250,000                6.41             02/20/98              02/20/99

 250,000                6.55             02/20/99              04/20/99
--------------------------------------------------------------------------------

At February 1, 1997, the combined carrying value and fair value of the Company's financial fixed-rate swap agreements were $0 and $(1,134), respectively.

     The fair value of the Company's other financial instruments, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their carrying amounts reported in the consolidated balance sheets.

12. Related Party Transactions

The Company received various consulting and advisory services from an affiliate of Investcorp, a shareholder, under an agreement which expired in July 1996. The fees paid or payable for such services were $1 million, $7 million and $2 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. In conjunction with the initial public offering, the Company committed to register securities and absorb the cost in connection with certain secondary offerings initiated by Investcorp.

13. CONTINGENCIES

The Company is from time to time involved in routine litigation incidental to the course of its business. Management does not believe that the disposition of such litigation will have a material adverse effect on the financial position or results of operations of the Company.

     Management has entered into an agreement to sell its current distribution facility, located in Yonkers, New York. The sale is subject to the successful rezoning of the property. If rezoned, proceeds associated with the sale would fall within a range of $20 to $25 million. A sale of the distribution center in this price range could result in a gain on sale of $8 to $13 million. Management is unable to determine at this time if this transaction will be completed.



14. QUARTERLY RESULTS (UNAUDITED)
(In thousands, except for per share amounts)

                                                                           Fiscal 1996
                                        --------------------------------------------------------------------------------
                                                      First         Second         Third         Fourth
                                                      Quarter       Quarter       Quarter        Quarter       Full Year
------------------------------------------------------------------------------------------------------------------------
Net sales                                     $      464,479  $     403,766  $     476,271  $    600,346 $     1,944,862
Cost of goods sold                                   323,172        298,001        319,623       406,857       1,347,653
Net income (loss) before
     extraordinary charge                             (2,952)       (22,655)        15,810        46,687          36,890
Net income (loss)                                     (2,952)       (25,995)         9,355        43,736          24,144
Net income (loss) per share
    before extraordinary charge                        (0.07)         (0.38)          0.25          0.73            0.63
Net income (loss) per share                            (0.07)         (0.44)          0.15          0.68            0.41
------------------------------------------------------------------------------------------------------------------------

                                                                           Fiscal 1996
                                        --------------------------------------------------------------------------------
                                                      First         Second         Third         Fourth
                                                      Quarter       Quarter       Quarter        Quarter       Full Year
------------------------------------------------------------------------------------------------------------------------
Net sales                                          $ 384,564      $ 353,229      $ 407,990      $541,004     $ 1,686,787
Cost of goods sold                                   262,446        262,945        275,035       368,065       1,168,491
Net income (loss) before
    extraordinary charge                             (16,553)       (34,133)       (35,319)       27,901         (58,104)
Net income (loss)                                    (16,553)       (39,817)       (35,319)       27,594         (64,095)
Net income (loss) per share
    before extraordinary charge                        (0.37)         (0.76)         (0.79)         0.62           (1.29)
Net income (loss) per share                            (0.37)         (0.89)         (0.79)         0.61           (1.43)
------------------------------------------------------------------------------------------------------------------------