Form 10-K/A, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-06
CIK 1010744

                                                                EXHIBIT 13.01


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

Second Quarter                                    35 7/8       25 1/2     33 1/4

Third Quarter                                     41 1/4       32 1/8     34

Fourth Quarter                                    37 7/8       25 1/2     28 1/2
--------------------------------------------------------------------------------


                                       46