Form 10-K/A, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-06
CIK 1010744

                                                                EXHIBIT 13.02


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

                                              Fiscal 1996                  Fiscal 1995             Fiscal 1994
                                           ----------------             ----------------        ----------------
(Dollars in millions)                      Dollars  Percent             Dollars  Percent        Dollars  Percent
--------------------------------------------------------------------------------------------------------------------
Full-Line, Resort and Main Street stores  $1,665.7    86%              $1,504.5     89%        $1,302.7      92%
OFF 5TH stores                               200.1    10                  108.0      6             57.2       4
Folio catalog                                 79.1     4                   74.3      5             58.3       4
--------------------------------------------------------------------------------------------------------------------
Total                                     $1,944.9   100%              $1,686.8    100%        $1,418.2     100%
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


      In September 1996, the Company issued $276 million of 5-1/2% Convertible Subordinated Notes for net cash proceeds after offering expenses of $267.5 million. The net proceeds from the offering were primarily used to prepay term loan borrowings under the Credit Facility and repay outstanding balances on the revolving credit portion of the Credit Facility.


      In October 1996, the Company amended and restated the Credit Facility. The revolving credit commitments were increased to $350 million and the maturity of the revolving credit commitments was extended to October 30, 2001. The borrowing availability is reduced by any standby or commercial letters of credit. As of February 1, 1997, the Company has $344.2 million of borrowing capacity under the Credit Facility.
      In April 1996, the Company replaced its existing accounts receivable securitization program with a new facility. The program includes $413 million in floating rate medium term notes and $118 million in variable principal floating rate series. The medium term notes and variable principal amount series mature in April 1999. In August 1996, the Company entered into interest rate swap agreements with a notional amount of $250 million to reduce its exposure to changes in prevailing market interest rates.
      During fiscal 1996, the Company financed its working capital needs and capital expenditures primarily with cash provided by operations and by borrowings available under the Credit Facility. The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's Consolidated Statements of Cash Flows.
      Net cash provided by operating activities was $4.5 million during fiscal 1996 compared to a $6.8 million usage in fiscal 1995. This increase was primary attributable to an increase in net income which was partially offset by increases in working capital accounts. The primary items affecting working capital in fiscal 1996 were a net increase in merchandise inventories of $99 million due to the addition of new stores and an increase to support existing store sales growth, partially offset by an increase in accounts payable and accrued liabilities of $27 million due to the timing of the related payments.
      Net cash used in investing activities was $103.6 million in fiscal 1996 compared to $56.3 million in fiscal 1995. Capital expenditures were $133.9 million, net of construction allowances, during fiscal 1996 compared to $82.6 million during fiscal 1995. Capital expenditures during fiscal 1996 consisted principally of construction of new stores and remodeling existing stores. Proceeds from the sale and sale-leaseback of assets were $30.3 million in fiscal 1996 compared to $12.8 million in fiscal 1995. The increase in 1996 is due to a $22.6 million sale-leaseback of one of the Company's store locations. During 1996, the Company opened one Full-Line, two Resort, two Main Street and 16 OFF 5TH stores.
      Net cash provided from financing activities in fiscal 1996 was $145.5 million compared to $60.2 million in fiscal 1995. The 1996 amount reflects the proceeds from the Company's May 1996 initial public offering of common stock and issuance of the Convertible Subordinated Notes, net of debt repayments. The 1995 amount reflects increased borrowings used to renovate four former I. Magnin locations, net of financing costs related to the refinancing of real estate borrowings in May 1995.
      At February 1, 1997, the Company has a net operating loss carryforward of $761 million which is available to offset taxes otherwise payable on its future taxable income. The carryforwards begin to expire unless utilized in fiscal years 2005 through 2011.
      Our growth strategy and capital expenditures for fiscal 1997 and fiscal 1998 are expected to add 1.5 million square feet. The growth in square footage will span all four of our store formats - Full-Line, Resort, Main Street and OFF 5TH - and is expected to add approximately 35 new or replacement stores and encompass 12 expansion projects. Capital expenditures for these programs as well as operations are expected to be approximately $500 million ($250 million in each of fiscal 1997 and fiscal 1998). These projects will primarily be funded from cash generated from operations. Borrowings under the Credit Facility, lease financing and developer contributions may also be used to fund these expenditures. Inflation has not had a material impact on the financial statements during the past three years.

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