Form 10-K/A, Exhibit 13
period 1997-02-01
SAKS HOLDINGS INC
filed 1997-05-06
CIK 1010744

                                                                EXHIBIT 13.03

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
============================================================================================================

The accompanying Notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Fiscal      Fiscal      Fiscal
(Dollars in thousands)                                                        1996        1995        1994
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                      $  24,144   $ (64,095)  $ (10,618)
  Adjustments to reconcile net income (loss) to cash
    provided by (used in) operating activities:
      Extraordinary charge                                                  12,746       5,991         535
      Impairment and special charges                                            --      36,415          --
      Depreciation and amortization                                         66,975      66,766      67,974
      Amortization of deferred financing costs                               7,197      10,009      12,731
      Other items, net                                                        (477)     (1,583)     (8,597)
----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities before
        changes in operating assets and liabilities                        110,585      53,503      62,025
----------------------------------------------------------------------------------------------------------
Change in operating assets and liabilities:
  Accounts receivable                                                      (36,801)    (62,583)    (67,705)
  Proceeds from sale of accounts receivable                                912,854     805,158     739,851
  Origination of accounts receivable                                      (882,745)   (751,478)   (673,202)
  Inventories                                                              (98,854)    (70,974)    (18,006)
  Accounts payable                                                          30,604      27,269      21,265
  Accrued liabilities                                                       (3,807)     18,627     (11,340)
  Taxes other than income taxes                                             (7,840)    (10,105)      1,108
  Other assets and liabilities                                             (19,512)    (16,248)      9,122
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                          4,484      (6,831)     63,118
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale and sale-leaseback of assets                           30,269      12,806      31,150
  Capital expenditures                                                    (157,486)    (87,028)    (71,713)
  Construction allowances received from third parties                       23,590       4,449      15,990
  Proceeds from sale of subordinated certificates                               --      13,427      13,500
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (103,627)    (56,346)    (11,073)
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from initial public offering                                    417,769          --          --
  Proceeds from issuance of 5-1/2% Convertible Subordinated Notes          276,000          --          --
  Payment under revolving credit facility, net                            (198,101)    (13,566)       (832)
  Proceeds from term loans                                                      --     125,000          --
  Prepayment/payment of term loans                                        (283,602)    (19,826)    (16,573)
  Payment of 9% Subordinated Notes                                         (50,000)         --          --
  Payment of REMIC Certificates                                             (4,159)         --          --
  Proceeds from REMIC Certificates                                              --     335,000          --
  Payment of Euronotes                                                          --    (335,000)    (26,000)
  Financing costs                                                          (11,919)    (27,064)       (571)
  Payment of capital lease obligations                                      (4,100)     (3,739)     (2,483)
  Other                                                                      3,583        (629)     (1,447)
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        145,471      60,176     (47,906)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        46,328      (3,001)      4,139
Cash and cash equivalents, beginning of period                               6,627       9,628       5,489
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $  52,955   $   6,627   $   9,628
==========================================================================================================
Supplemental cash flow information:
  Interest paid                                                          $  53,733   $  69,504   $  54,416
==========================================================================================================
Supplemental disclosure of non-cash investing and financing activities:
  Capital leases                                                         $  11,485   $  13,626   $  28,867
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

5. LONG-TERM DEBT


Long-term debt consists of the following:



                                                        February 1,  February 3,
                                                              1997          1996
--------------------------------------------------------------------------------

Credit Facility
     Term Loans:
       Tranche A                                          $   --        $ 59,475
       Tranche B                                              --         224,127
       Revolving Credit                                       --         198,100
--------------------------------------------------------------------------------
                                                              --         481,702
Real Estate Financing-REMIC Certificates                   315,841       335,000
5-1/2% Convertible Subordinated Notes                      276,000            --
9% Subordinated Notes                                         --          50,000
--------------------------------------------------------------------------------
                                                           591,841       866,702
Less current portion of long-term debt                        --          26,463
--------------------------------------------------------------------------------
                                                          $591,841      $840,239
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

CONVERTIBLE SUBORDINATED NOTES

In September 1996, Saks Holdings issued $276 million aggregate principal amount of 5-1/2% Convertible Subordinated Notes (the "Notes") for net cash proceeds after offering expenses and financing costs of $267.5 million.

     The Notes are due on September 15, 2006 and are convertible at any time prior to maturity into shares of the Company's common stock at a conversion rate of 24.0601 shares of common stock for each one thousand dollar principal amount of Notes, which is equivalent to a conversion price of approximately $41.563 per share. If all of the Notes are converted, a total of 6,641 shares of common stock will be issued. The Notes are redeemable at the Company's option at any time on or after September 15, 1999 at redemption rates ranging from 100.55% to 103.85%. The Notes are unsecured obligations subordinated in right of payment to all existing and future senior indebtedness of the Company and are effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The Notes contain no sinking fund requirements.

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

SHARES RESERVED FOR FUTURE ISSUANCE


The Company has 6,011 shares reserved for issuance upon the exercise of options under the stock incentive plans (see Note 7) and 6,641 shares reserved for issuance upon the conversion of the 5-1/2 % Convertible Subordinated Notes.



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

A summary of the Company's stock option activity, and related information, is as follows:

                                  Fiscal 1996        Fiscal 1995      Fiscal 1994
                                  -----------        -----------      -----------
                                       Weighted-         Weighted-       Weighted-
                                        Average           Average         Average
                                       Exercise          Exercise        Exercise
                                 Options  Price   Options   Price  Options  Price
--------------------------------------------------------------------------------
Outstanding - beginning of year  1,455   $20.00   1,307   $20.00   1,486   $20.00
Granted                          1,718    22.88     253    20.00     147    20.00
Exercised                         (224)   19.29    --       --      --       --
Forfeited                          (40)   20.71    (105)   20.00    (326)   20.00
----------------------------------------------------------------------------------
Outstanding - end of year        2,909   $19.80   1,455   $20.00   1,307   $20.00
==================================================================================
Exercisable at end of year         964   $19.55     871   $20.00     596   $20.00

Weighted-average fair value
of options granted during
the year                        $ 4.49           $ 4.82              N/A
----------------------------------------------------------------------------------

Exercise prices and weighted-average contractual lives for options outstanding as of February 1, 1997 were as follows:

                     Options Outstanding                     Options Exercisable
                     -------------------                     -------------------
                                      Weighted-  Weighted-            Weighted-
 Range of                               Average    Average              Average
 Exercise               Number        Remaining   Exercise      Number Exercise
   Prices          Outstanding Contractual Life      Price Exercisable    Price
--------------  ------------------------------  -----------------------  -------
          $16.00    1,722              9.1         $16.00       574    $16.00
          $20.00       19              7.0         $20.00        19    $20.00
          $25.00    1,115              9.3         $25.00       371    $25.00
 $30.13 - $35.75       53              9.7         $33.88         -       -
--------------------------------------------------------------------------------
                    2,909                                       964

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

Net periodic pension expense consisted of the following components:




                                       Fiscal           Fiscal           Fiscal
                                        1996             1995             1994
--------------------------------------------------------------------------------
Service cost                         $ 4,729           $3,527           $ 4,250
Interest cost                          6,629            5,778             6,226
Loss (return) on plan assets          (5,587)          (9,095)            3,085
Net amortization (deferral)                2            4,906            (8,600)
--------------------------------------------------------------------------------
Net pension expense                  $ 5,773           $5,116           $ 4,961
================================================================================


The following table sets forth the Pension Plan's funded status and the present value of benefit obligations:


                                               February 1,    February 3,
                                                 1997            1996
--------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested                                 $    (79,876) $       (77,266)
  Nonvested                                    (4,636)          (4,838)
                                              (84,512)         (82,104)
--------------------------------------------------------------------------------
Effect of projected salary increases           (4,867)          (4,562)
--------------------------------------------------------------------------------
Projected benefit obligation                  (89,379)         (86,666)
Plan assets at fair value                      73,800           53,058
--------------------------------------------------------------------------------
Excess of projected benefit obligation
  over plan assets                            (15,579)         (33,608)
Unrecognized net (gain) loss                   (1,027)           4,415
Unrecognized prior service cost                    24              (56)
Accrued pension cost                     $    (16,582)    $    (29,249)
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
------------------------------------------------------------------------------------------------------------------------

                                                                           Fiscal 1995
                                        --------------------------------------------------------------------------------
                                                      First         Second         Third         Fourth
                                                      Quarter       Quarter       Quarter        Quarter       Full Year
------------------------------------------------------------------------------------------------------------------------
Net sales                                          $ 384,564      $ 353,229      $ 407,990      $541,004     $ 1,686,787
Cost of goods sold                                   262,446        262,945        275,035       368,064       1,168,490
Net income (loss) before
    extraordinary charge                             (16,553)       (34,133)       (35,319)       27,901         (58,104)
Net income (loss)                                    (16,553)       (39,817)       (35,319)       27,594         (64,095)
Net income (loss) per share
    before extraordinary charge                        (0.37)         (0.76)         (0.79)         0.62           (1.29)
Net income (loss) per share                            (0.37)         (0.89)         (0.79)         0.61           (1.43)
------------------------------------------------------------------------------------------------------------------------